 8x8, Inc.

8x8 Announces Sale of Dedicated Server Hosting Business to The IRC Company, Inc. (dba Black Lotus Communciations)

SAN JOSE, Calif. – October 4, 2013 - 8x8, Inc. (NASDAQ:EGHT), provider of innovative cloud communications and computing solutions, today announced it has sold its dedicated server hosting business to The IRC Company, Inc. (dba Black Lotus Communications) for $3 million in cash. The transaction signed and closed on September 30, 2013.

The dedicated server hosting business, acquired by 8x8 in May 2010, provided managed hosting services on dedicated servers to 288 customers as of June 30, 2013. For the fiscal year ended March 31, 2013, this business generated revenue of approximately $3.8 million and $753,000 in the first quarter of fiscal 2014. 8x8's Infrastructure as a Service (IaaS) and Desktop as a Service (DaaS) cloud hosting business is not included in this transaction. The Company will report a gain of approximately $1 million related to this transaction in the second quarter of fiscal 2014.

"The sale of our dedicated server hosting business enables 8x8 to sharpen its focus on the continued innovation and adoption of our core, cloud-based business service offerings," said 8x8 CEO Vik Verma. "At the same time, this strategic transaction will have a positive effect on our gross margins and growth rates, further illustrating the success and profitability of our cloud-based business model."

Excluding revenue from the dedicated server hosting business, reported revenue from business customers in the first quarter of fiscal 2014 increased 24% from the amount reported for the first quarter of fiscal 2013, compared with the previously announced growth rate of 22%. Gross margin in the first quarter of fiscal 2014 was 72%, excluding dedicated server hosting revenue and cost of sales, compared with 71%, including dedicated server hosting revenue and cost of sales. Income from operations for the dedicated server hosting business was approximately $251,000 in the first quarter of fiscal 2014 and approximately $823,000 in fiscal 2013.

"Black Lotus is looking forward to working with our new clients in supporting their needs," said Shawn Marck, Chief Technology Officer of Black Lotus. "Our culture is driven by exceeding expectations and delivering business solutions through technology. We now have three data centers in the United States; Los Angeles, Silicon Valley and Northern Virginia."

NCC International represented 8x8, Inc. on an exclusive basis and provided financial advisory services during the transaction.

8x8 is providing the following unaudited pro forma statements of income as additional information for investors to consider with this release.

About 8x8, Inc.

8x8, Inc. (NASDAQ:EGHT) empowers business conversations for more than 33,000 businesses with cloud communications services that include hosted PBX telephony, unified communications, call center software and video conferencing solutions. The company has been delivering business communications services since 2004 and has garnered a reputation for technical excellence and outstanding reliability. In 2012, 8x8 was named a market "leader" in Gartner's Magic Quadrant for Unified Communications as a Service (UCaaS) in North America and was recognized as the No. 1 Provider of Hosted IP Telephony by Frost & Sullivan and Synergy Research Group. For additional information, visit www.8x8.com, or connect with 8x8 on Google+, Facebook, LinkedIn and Twitter.

About Black Lotus Communications

Black Lotus Communications is a California based security innovator which pioneered the first commercially viable DDoS mitigation solutions in 1999, weeks after the first known DDoS attacks. These advanced solutions enhance the security posture of SMB and Enterprise clients while reducing capital expenditures, managing risk, ensuring compliance, and improving earnings and retention. Breakthrough developments at Black Lotus include the world's first DDoS protected hosting network, the first IPv6 DDoS mitigation environment, and the first highly effective Layer 7 attack mitigation strategy.   Black Lotus is expanding and recently secured its first financing round led by Industry Capital. For more information, visit www.blacklotus.net or follow Black Lotus on Twitter at https://twitter.com/ddosprotection.

About NCC International

NCC International is among the nation's leading M&A and financial advisory firms specializing in the Internet, Web Hosting, Telecom and SaaS sectors. Over the past 20 years NCC has completed over 300 assignments. Its clients range from NASDAQ firms to small privately owned companies. For more information contact Tom Millitzer at 239-282-5550 or visit www.com-broker.com.

###

Contact:
Joan Citelli
(408) 654-0970
joan.citelli@8x8.com

The following unaudited pro forma condensed consolidated statements of income of the Company give effect to the sale of its dedicated server hosting business, which occurred on September 30, 2013.

The historical financial information of the Company set forth below has been derived from the unaudited condensed consolidated statements of income of the Company included in the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, September 30, 2012, December 31, 2012 and June 30, 2013 and the historical audited consolidated statement of income of the Company included in the Company's Annual Report on Form 10-K for the year ended March 31, 2013.

The unaudited pro forma condensed consolidated statements of income were prepared as if the sale had occurred on March 31, 2012. Pro forma condensed consolidated statements of income for the five most recently completed quarters and the most recently completed fiscal year are presented because the treatment of the dedicated server hosting business has not yet been reflected as discontinued operations in the Company's historical information, except as noted above.

The unaudited pro forma condensed consolidated statements of income have been prepared by the Company's management for illustrative purposes only and is not necessarily indicative of the results of operations in future periods or the results that actually would have been realized had the Company sold the dedicated server hosting business during the specified periods. The pro forma adjustments are based upon assumptions that the Company's management believes are reasonable. The pro forma adjustments are based on the information available at the time of the preparation of the unaudited pro forma condensed consolidated statements of income. These statements, including any notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of the Company included in its Annual Report on Form 10-K for the year ended March 31, 2013 and Quarterly Reports on Form 10-Q for the three months ended June 30, 2012, September 30, 2012, December 31, 2012 and June 30, 2013 filed with the Securities and Exchange Commission.

8x8, Inc.
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF INCOME
Three Months Ended June 30, 2013
(In thousands, except per share amounts)

	As Reported		Pro Forma Adjustments (1)		Pro Forma
Service revenue	$	27,252	$	753	$	26,499
Product revenue		2,752		-		2,752
Total revenue		30,004		753		29,251
Operating expenses:						
Cost of service revenue		5,221		435		4,786
Cost of product revenue		3,347		-		3,347
Research and development		2,336		-		2,336
Sales and marketing		13,121		49		13,072
General and administrative		2,790		18		2,772
Gain on patent sale		-		-		-
Total operating expenses		26,815		502		26,313
Income from operations		3,189		251		2,938
Other income, net		15		-		15
Income before provision for income taxes		3,204		251		2,953
Provision for income taxes		1,065		104		961
Net income	$	2,139	$	147	$	1,992
Net income per share:						
Basic	$	0.03			$	0.03
Diluted	$	0.03			$	0.03
Weighted average number of shares:						
Basic		72,510				72,510
Diluted		75,756				75,756

8x8, Inc.
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF INCOME
Twelve Months Ended March 31, 2013
(In thousands, except per share amounts)

		As Reported		Pro Forma Adjustments (1)		Pro Forma
Service revenue	$	98,212	$	3,828	$	94,384
Product revenue		9,402		-		9,402
Total revenue		107,614		3,828		103,786
Operating expenses:						
Cost of service revenue		22,201		2,273		19,928
Cost of product revenue		11,801		-		11,801
Research and development		8,147		-		8,147
Sales and marketing		46,244		671		45,573
General and administrative		8,619		61		8,558
Gain on patent sale		(12,965)		-		(12,965)
Total operating expenses		84,047		3,005		81,042
Income from operations		23,567		823		22,744
Other income, net		105		-		105
Income before provision for income taxes		23,672		823		22,849
Provision for income taxes		9,733		334		9,399
Net income	$	13,939	$	489	$	13,450
Net income per share:						
Basic	$	0.20			$	0.19
Diluted	$	0.19			$	0.18
Weighted average number of shares:						
Basic		71,390				71,390
Diluted		74,700				74,700

8x8, Inc.
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF INCOME
Three Months Ended June 30, 2012
(In thousands, except per share amounts)

	As Reported		Pro Forma Adjustments (1)		Pro Forma
Service revenue	$	23,172	$	982	$	22,190
Product revenue		2,080		-		2,080
Total revenue		25,252		982		24,270
Operating expenses:						
Cost of service revenue		5,686		608		5,078
Cost of product revenue		2,710		-		2,710
Research and development		1,826		-		1,826
Sales and marketing		10,541		273		10,268
General and administrative		2,064		11		2,053
Gain on patent sale		(11,965)		-		(11,965)
Total operating expenses		10,862		892		9,970
Income from operations		14,390		90		14,300
Other income, net		8		-		8
Income before provision for income taxes		14,398		90		14,308
Provision for income taxes		5,781		36		5,745
Net income	$	8,617	$	54	$	8,563
Net income per share:						
Basic	$	0.12			$	0.12
Diluted	$	0.12			$	0.12
Weighted average number of shares:						
Basic		70,717				70,717
Diluted		74,110				74,110

8x8, Inc.
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF INCOME
Three Months Ended September 30, 2012
(In thousands, except per share amounts)

		As Reported		Pro Forma Adjustments (1)		Pro Forma
Service revenue	$	24,177	$	1,076	$	23,101
Product revenue		2,194		-		2,194
Total revenue		26,371		1,076		25,295
Operating expenses:						
Cost of service revenue		5,825		609		5,216
Cost of product revenue		2,672		-		2,672
Research and development		2,030		-		2,030
Sales and marketing		11,010		210		10,800
General and administrative		2,070		16		2,054
Gain on patent sale		-		-		-
Total operating expenses		23,607		835		22,772
Income from operations		2,764		241		2,523
Other income, net		9		-		9
Income before provision for income taxes		2,773		241		2,532
Provision for income taxes		1,032		97		935
Net income	$	1,741	$	144	$	1,597
Net income per share:						
Basic	$	0.02			$	0.02
Diluted	$	0.02			$	0.02
Weighted average number of shares:						
Basic		71,261				71,261
Diluted		74,558				74,558

8x8, Inc.
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF INCOME
Three Months Ended December 31, 2012
(In thousands, except per share amounts)

		As Reported		Pro Forma Adjustments (1)		Pro Forma
Service revenue	$	24,958	$	935	$	24,023
Product revenue		2,382		-		2,382
Total revenue		27,340		935		26,405
Operating expenses:						
Cost of service revenue		5,473		583		4,890
Cost of product revenue		3,203		-		3,203
Research and development		2,117		-		2,117
Sales and marketing		11,651		90		11,561
General and administrative		2,136		17		2,119
Gain on patent sale		-		-		-
Total operating expenses		24,580		690		23,890
Income from operations		2,760		245		2,515
Other income, net		73		-		73
Income before provision for income taxes		2,833		245		2,588
Provision for income taxes		913		99		814
Net income	$	1,920	$	146	$	1,774
Net income per share:						
Basic	$	0.03			$	0.02
Diluted	$	0.03			$	0.02
Weighted average number of shares:						
Basic		71,611				71,611
Diluted		74,988				74,988

8x8, Inc.
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF INCOME
Three Months Ended March 31, 2013
(In thousands, except per share amounts)

	As Reported		Pro Forma Adjustments (1)		Pro Forma
Service revenue	$	25,905	$ 835	$	25,070
Product revenue		2,746	-		2,746
Total revenue		28,651	835		27,816
Operating expenses:					
Cost of service revenue		5,217	473		4,744
Cost of product revenue		3,216	-		3,216
Research and development		2,174	-		2,174
Sales and marketing		13,042	98		12,944
General and administrative		2,349	17		2,332
Gain on patent sale		(1,000)	-		(1,000)
Total operating expenses		24,998	588		24,410
Income from operations		3,653	247		3,406
Other income, net		15	-		15
Income before provision for income taxes		3,668	247		3,421
Provision for income taxes		2,007	102		1,905
Net income	$	1,661	$ 145	$	1,516
Net income per share:					
Basic	$	0.02		$	0.02
Diluted	$	0.02		$	0.02
Weighted average number of shares:					
Basic		71,998			71,998
Diluted		75,053			75,053

These unaudited pro forma condensed consolidated statements of income reflect all adjustments that, in the opinion of management, are necessary to present fairly the pro forma results of operations.

(1)   Adjustments to remove the historical results of the dedicated server hosting business from continuing operations.